FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Enhance Client Solutions through New Business

2.	Nomura to Cancel Own Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 29, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Enhance Client Solutions through New Business

Tokyo, November 29, 2017—Nomura Holdings, Inc. today announced that its Executive Management Board resolved to establish a new business to extend the range of services the company offers to its clients.

Under the new business, Nomura will primarily provide equity to clients as a solution for business reorganizations and revitalizations, business succession as well as management buyouts.

Nomura’s Retail business is currently making efforts to bolster its consulting services, while the firm’s Wholesale business offers creative solutions leveraging its strengths in Investment Banking and Global Markets. The new business will respond to clients’ growing need for a wider range of solutions.

Effective December 1, 2017, Nomura will establish the Merchant Banking Preparation Office, which will be responsible for sourcing deals and working out the details of the new business.

Equity and other investments will be provided through a fund. In addition to the cost to set up the fund, Nomura plans to make an initial investment of approximately 100 billion yen in the new business. The firm has not yet identified any specific investment targets.

The impact of this business on Nomura’s consolidated results for the fiscal year ending March 2018 is expected to be minimal. If the possibility of a material impact arises in the future, the firm will immediately issue an announcement to that effect.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Cancel Own Shares

Tokyo, November 29, 2017—Nomura Holdings, Inc. today announced that its Executive Management Board resolved to cancel a part of its own shares, pursuant to the company’s articles of incorporation set out in accordance with Article 178 of the Companies Act of Japan.

Outline of Cancellation

1. Type of shares to be cancelled	Nomura Holdings common shares
2. Number of shares to be cancelled	179,000,000 shares (4.7 percent of outstanding shares)
3. Scheduled cancellation date	December 18, 2017

(Reference)

Policy for Cancellation of Own Shares

In principle, Nomura will retain a maximum of approximately 5% of the total number of issued shares and will cancel all shares exceeding this amount.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.